Exhibit 4.65

LHD Service Cooperation Contract

Party A: Tianjin New Highland Science and Technology Development Co., Ltd.

Party B: Panjin City Xinglongtai District Hanyu Petroleum Technology Development Co., Ltd.

On the basis of equality and voluntariness, the parties enter into this contract through friendly consultation which concerns with relevant matters that Party A shall provide two LHD units and one testing equipment to Party B, and Party B shall provide LHD technical services jointly with Party A within the specified market area. Both parties shall abide by and execute the following terms of this contract.

Article I.                          Scope of Cooperation

The cooperation with respect to the LHD technological services between Party B and Party A shall be carried out in Liaohe oilfield and Jilin oilfield.

Article II.                      Term of Cooperation

The term of cooperation is three years, starting from January 1st, 2011 to December 31st, 2013.

Article III.                  Each Party’s Responsibilities

(i)                                     Party A’s Responsibilities

1.                                       Responsible for market development and technical exchange;

2.                                       Responsible for working out the construction design for each well;

3.                                       Responsible for technical guidance on on-site construction;

4.                                       Responsible for providing consumables and accessories within the consumption quota free of charge; and responsible for contacting and assigning the suppliers of consumables and accessories in case that the quantity of used consumables has exceeded the quota;

5.                                       Responsible for an annual major repair of the equipments (an annual major repair of the equipment starting from one year after the date of purchase) and bearing relevant expenses;

6.                                       Responsible for providing technical trainings and technology update;

7.                                       Responsible for supervising the quality of construction.

(ii)                                  Party B’s Responsibilities

1.                                       Responsible for organizing and completing construction according to the design in the area as agreed in this contract;

2.                                       Responsible for safety and environmental protection control during construction. In case there is any environmental protection issue caused by a user, Party B and the user shall settle it through consultation; Party B shall bear all the consequences of any environment protection issue attributed to itself.

3.                                       Responsible for assigning the suppliers for Party A and bearing relevant expenses in case that the quantity of used consumables and accessories has exceeded the quota;

4.                                       The equipment is owned by Party A. In case there is any damage to the equipment caused by inappropriate use , Party A shall repair it and Party B shall bear the expenses;

5.                                       Responsible for maintaining the relationship with the local network;

6.                                       Responsible for maintenance of the market and customer relationship;

7.                                       Responsible for appropriately using and preserving the equipment in accordance with the operation guidance book, and assisting Party A with the regular major repair;

8.                                       Responsible for paying the monthly minimum service fee to Party A;

9.                                       Cooperating with Party A in the technological research.

Article IV.                  Contract Price

Party A shall charge Party B a minimum service fee on the basis of the units provided: the annual minimum service fee for each LHD unit is RMB50, 000,000; the annual minimum service fee for each testing equipment is RMB2, 000,000.  Party B shall pay an annual minimum service fee to Party A in an amount of RMB102,000,000.  Party B shall pay the minimum service fees on a monthly basis in amount of RMB8,500,000.

Article V.                      Consumption Quota for Consumables and Accessories

With respect to each unit, Party A shall provide the consumables and accessories free for charge monthly in accordance with the following quota. Any part of the following that are spared shall be owned by Party A and any additional consumption that exceeds the quota shall be purchased by Party B from the suppliers designated by Party A at the expense of Party B.

Continuous steel pipe:	3500 m
Spraying hose:	100 m
Whipstock:	1
Sprinkle-nozzle:	10
Cardan shaft:	1
Motor:	1

Article VI.                  Liquidated Damage

If Party B fails to pay the fees on time, Party B shall pay 1‰ of the delayed payment as the liquidated damage for each day of delay.

Article VII.              Confidentiality

During the term of this contract, both parties are obligated to keep the information confidential including all commercial documents, technological papers, data and materials obtained from the other party and not to disclose them to any third party except required by any mandatory provisions of law.

Article VIII.     Upon the termination of this contract, Party A has the right of first refusal to continue the cooperation with Party B.

Article IX.        If upon the termination of this contract the parties cease the cooperation, Party B undertakes not to engage in the same LHD service within 6 years from the termination date of this contract. Otherwise, Party B shall compensate Party A for the relevant losses of Party A.

Article X.                     Dispute Resolution

Any dispute arising out of or in connection with this contract shall be resolved by Party A and Party B through consultations. In case of failure of the consultation, either party has the right to bring a suit before a people’s court with jurisdiction in the area where Party A is domiciled.

Article XI.                 Miscellaneous

1.             The Lateral Hydraulic Drilling Technological Service Contract dated August 23, 2010 between Tianjin New Highland Science and Technology Development Co., Ltd. and Panjin City Xinglongtai District Hanyu Petroleum Technology Development Co., Ltd. is terminated upon the effective date of this contract.

2.             With respect to any unsettled issues or amendment, it shall be determined by the parties in the form of supplementary agreement through consultation which shall be in equal force with this contract.

3.             This contract is made in four copies with each party holding two copies which have equal legal force.

Party A: Tianjin New Highland Science and Technology Development Co., Ltd.

/company seal/

Legal representative or authorized representative:

Party B: Panjin City Xinglongtai District Hanyu Petroleum Technology Development Co., Ltd.

/company seal/

Legal representative or authorized representative:

Date: December 27, 2010